United States securities and exchange commission logo





                             November 13, 2020

       Christopher Smith
       Chairman and Chief Executive Officer
       Ortho-Clinical Diagnostics Bermuda Co. Ltd.
       1001 Route 202
       Raritan, New Jersey 08869

                                                        Re: Ortho-Clinical
Diagnostics Bermuda Co. Ltd.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
16, 2020
                                                            CIK No. 0001828443

       Dear Mr. Smith:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Market, industry and other data, page iv

   1. Your disclosure at the top of page v disclaims responsibility for the accuracy and completeness of the
information in your prospectus. Please revise to remove this disclaimer.
       Prospectus Summary, page 1

   2. With reference to your disclosure on page 48 and elsewhere, we note that you have a significant amount of
indebtedness. Please revise the Summary to explain the types and amounts of your debts.
Also explain briefly the impacts that this debt has or could have on your business.
 Christopher Smith
Ortho-Clinical Diagnostics Bermuda Co. Ltd.
November 13, 2020
Page 2
3. Revise to highlight that you will be a "controlled company" and the implications of such status. We note your disclosures on page 57 in this regard.
Our Sponsor, page 10

4. Please tell us why it is appropriate to identify Carlyle Group as your "sponsor." In this regard, please clarify whether Carlyle Group has any duties, obligations or roles beyond that of a controlling shareholder. Once known, also quantify
         Carlyle's beneficial ownership stake following the offering. With reference to the third paragraph on page 98, also tell us whether Carlyle or its affiliates hold any of the Senior
         Notes or other indebtedness of the company.
5. Please revise to state the price that Carlyle Group paid for the company in the Acquisition transaction. To the extent that offering proceeds will be used to repay debt issued in the
         Acquisition, please also discuss and quantify the debt issued in the Acquisition.
Summary consolidated financial data, page 13

6.       In note (5) on page 16 you refer investors to see    Use of Non-U.S.
GAAP Financial
         Measures    for additional information related to the use and
presentation of and the related
         risks for Adjusted EBITDA, Management EBITDA, Adjusted Net Income
(Loss) and
         Core revenue constant currency growth rate. However we do not see where you have
         provided this information. Please advise us or revise your    Use of
Non-U.S. GAAP
         Financial Measures" cross reference accordingly.
7.       In note (f) on page 17 you refer investors to "Management   s
discussion and analysis of
         financial condition and results of operations" for additional detail of Management adjustments and realized foreign exchange losses (gains). However it does not appear as though the nature of the items in this line item are clearly quantified and described in that section. Please clarify where these disclosures have been made or revise your filing to clearly quantify and describe any material adjustments in this line item.
Our substantial indebtedness could adversely affect our financial condition..., page 48

8. Please revise to quantify the amount of your variable rate indebtedness that uses LIBOR as a benchmark. Depending on the amount at issue, consider including the final two paragraphs under a separate risk factor heading.
The terms of the Credit Agreement, the 2025 Notes Indenture and the 2028 Notes Indenture
impose restrictions...,, page 51
FirstName LastNameChristopher Smith
9. Please revise the risk factor to explain whether the covenants contained in the 2014 Credit
Comapany   NameOrtho-Clinical
       Agreement   have materiallyDiagnostics  Bermuda
                                     or adversely affectedCo. Ltd.
                                                           your ability to
finance operations or
       capital
November   13,needs.
               2020 Page 2
FirstName LastName
 Christopher Smith
FirstName LastNameChristopher   Smith
Ortho-Clinical Diagnostics Bermuda Co. Ltd.
Comapany 13,
November   NameOrtho-Clinical
               2020            Diagnostics Bermuda Co. Ltd.
November
Page 3    13, 2020 Page 3
FirstName LastName
Special note regarding forward-looking statements, page 60

10. Given that this is an initial public offering, please remove your reference to the Private
         Securities Litigation Reform Act of 1995.
Use of Proceeds, page 63

11. Please revise to disclose the approximate amount intended to be used for each of the three purposes identified. With respect to debt repayments, please refer to Instruction 4 to
         Regulation S-K, Item 504.
Management's discussion and analysis of financial condition and results of operations
Critical accounting estimates and summary of significant accounting policies Stock-based compensation, page 108

12. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.
Our company, page 110

13. We note that you state on page 111 that your COVID-19 antibody test is the only test currently specified as a manufacturing step before release to hospitals and patients. Please revise to provide additional context to this disclosure and clarify the significance of your antibody test being a "manufacturing step."
Our Industry, page 117

14. We refer to the caption under the table on page 118. Please revise to remove the attribution to an unidentified third-party source or, alternatively, identify the source and tell us whether you commissioned the report.
Collaboration arrangements, page 127

15. Please discuss the material terms of your collaboration agreement with Grifols Diagnostic
         Solutions, Inc. Please also file this agreement as an exhibit to the registration or advise.
(s) Property, plant and equipment and depreciation, page F-17

16. You disclose that customer leased instruments are depreciated over the shorter of the contract length or useful economic life. In determining the depreciation period for leased instruments, please tell us how you considered ASC paragraphs 360-10-35-3 and 4.
         Additionally reconcile your disclosure in this note with your disclosure on page 105 that indicates the depreciable life of leased instruments may extend beyond the lease term in certain instances.
 Christopher Smith
Ortho-Clinical Diagnostics Bermuda Co. Ltd.
November 13, 2020
Page 4
Notes to the Consolidated Financial Statements for the Years Ended December 31, 2019
Note 3 - Summary of significant accounting policies
(t) Goodwill and other identifiable intangible assets, page F-18

17. You state on page F-19 that based on your qualitative impairment test for the fiscal year ended December 29, 2019, the fair value of your reporting unit is in excess of its carrying value. You state on page F-90 that you assessed the carrying value of goodwill as a result of the COVID-19 pandemic and it does not appear that you have recorded any impairments. We note that the company incurred net losses for the three years ended
         December 31, 2019 and the six months ended June 28, 2020 and cash flows significantly declined in the six months ended June 28, 2020. Please tell us what factors you considered in determining that a quantitative impairment test was not necessary to consider if any impairments were required to be recorded. In this regards, at a minimum please address the factors in ASC 350-20-35-3C. In addition, please tell us how you concluded that you had one reporting unit.
Note 20 - Segments and geographic information, page F-67

18. You disclose on page F-20 that in the first quarter of 2020, the financial information that was regularly reviewed by the Chief Operating Decision Maker was changed, which resulted in three geographically-based reportable segments: North America, EMEA and
         Greater China. Please address the following:

                Clarify if the information in this footnote has been recast in accordance with ASC
              280-10-50-34.
                Explain to us if the results of your Japan, Asia- Pacific (ASPAC) and Latin America
              (LATAM) operating segments have been aggregated and tell us which line item(s) include the results of these operating segments.
                Explain to us the material components of the "Other" segment line item.
                To the extent you are aggregating segments provide us with an analysis of each of the aggregation criteria under ASC paragraphs 280-10-50-11 to
50-19.
19. Please separately disclose your revenues and long-lived assets related to your country of domicile and any individual foreign countries that are material. Also, disclose the method you use to attribute revenues from external customers to individual countries. Refer to
         ASC 280-10-50-41.
Exhibits
FirstName LastNameChristopher Smith
20. With reference to disclosures on pages 25 and F-62-63 as well as other descriptions
Comapany    NameOrtho-Clinical
       contained                 Diagnostics
                  in the prospectus, please fileBermuda Co. Ltd.Agreement as an exhibit to the the Acquisition
       registration
November   13, 2020statement.
                      Page 4 Refer to Regulation S-K, Item 601(b)(2).
FirstName LastName
 Christopher Smith
FirstName LastNameChristopher   Smith
Ortho-Clinical Diagnostics Bermuda Co. Ltd.
Comapany 13,
November   NameOrtho-Clinical
               2020            Diagnostics Bermuda Co. Ltd.
November
Page 5    13, 2020 Page 5
FirstName LastName
General

21. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
22. With reference to Release No. 33-10825, please revise your next draft submission or filing, as applicable, to reflect the amendments to Regulation S-K, Items 101, 103, and
         105, which became effective as of November 9, 2020.
       You may contact Eric Atallah at (202) 551-3663 or Mary Mast at (202) 551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Joe McCann at (202) 551-6262 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Patrick H. Shannon